Prima BioMed Ltd

Level 7, 151 Macquarie Street

Sydney, 2000

New South Wales, Australia

November 18, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Prima BioMed Ltd

Registration Statement on Form F-3 (File No. 333-190864)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Prima BioMed Ltd (the “Company”) requests withdrawal of the above-referenced registration statement on Form F-3 (File No. 333-190864) initially filed with the Securities and Exchange Commission (the “Commission”) on August 28, 2013, together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it does not plan to file an updating amendment and pursue a public offering at this time.

The Registration Statement was not declared effective by the Commission under the Securities Act. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement. Accordingly, the Company respectfully requests that the Commission grant this request to withdraw the above referenced Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

If you have any questions regarding the foregoing application for withdrawal, please contact John T. McKenna of Cooley LLP, legal counsel to the Company, at (650) 843-5059.

Very truly yours,

Prima BioMed Ltd

/S/ MARC VOIGT

Marc Voigt

Chief Executive Officer